Registration No. 333-214999
                                               1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 6438

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                             Suite 400
                     Wheaton, Illinois  60187

D.   Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois  60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on January 12, 2017 at 2:00 p.m. pursuant to Rule 487.


            40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18

                                    FT 6438

FT 6438 is a series of a unit investment trust, the FT Series. FT 6438 consists of a single portfolio known as 40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18 (40/60 Strategic Allocation Portfolio, 1st Quarter 2017 Series) (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Common Stocks") and common stocks issued by exchange-traded funds ("ETFs" or "Funds"). Collectively, the Common Stocks and ETFs are referred to as the "Securities." Certain of the ETFs invest in high-yield securities. See "Risk Factors" for a discussion of the risks of investing in high-yield securities or "junk" bonds. An investment can be made in the underlying ETFs directly rather than through the Trust. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the Trust. The Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                 800-621-1675


                The date of this prospectus is January 12, 2017

                               Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Registered Public Accounting Firm  5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                           14
Portfolio                                               15
Risk Factors                                            18
Public Offering                                         26
Distribution of Units                                   29
The Sponsor's Profits                                   30
The Secondary Market                                    31
How We Purchase Units                                   31
Expenses and Charges                                    31
Tax Status                                              32
Retirement Plans                                        34
Rights of Unit Holders                                  34
Income and Capital Distributions                        35
Redeeming Your Units                                    36
Investing in a New Trust                                37
Removing Securities from the Trust                      37
Amending or Terminating the Indenture                   38
Information on the Sponsor, Trustee and Evaluator       39
Other Information                                       40

                  Summary of Essential Information (Unaudited)

             40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438


   At the Opening of Business on the Initial Date of Deposit-January 12, 2017


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


Initial Number of Units (1)                                                                     280,329
Fractional Undivided Interest in the Trust per Unit (1)                                       1/280,329
Public Offering Price:
Public Offering Price per Unit (2)                                                           $   10.000
    Less Initial Sales Charge per Unit (3)                                                        (.100)
                                                                                             __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                    9.900
    Less Deferred Sales Charge per Unit (3)                                                       (.145)
                                                                                             __________
Redemption Price per Unit (5)                                                                     9.755
    Less Creation and Development Fee per Unit (3)(5)                                             (.050)
    Less Organization Costs per Unit (5)                                                          (.032)
                                                                                             __________
Net Asset Value per Unit                                                                     $    9.673
                                                                                             ==========
Cash CUSIP Number                                                                            30302E 424
Reinvestment CUSIP Number                                                                    30302E 432
Fee Account Cash CUSIP Number                                                                30302E 440
Fee Account Reinvestment CUSIP Number                                                        30302E 457
Pricing Line Product Code                                                                        109135
Ticker Symbol                                                                                    FBNBVX



First Settlement Date                                       January 18, 2017
Mandatory Termination Date (6)                              April 18, 2018
Income Distribution Record Date                             Tenth day of each month, commencing February 10, 2017.
Income Distribution Date (7)                                Twenty-fifth day of each month, commencing February 25, 2017.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and the estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions." Upon termination of the Trust, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to remaining Unit holders.


                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.


                                                                                                                     Amount
                                                                                                                     per Unit
                                                                                                                     _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

   Initial sales charge                                                                                1.00%(a)      $.100
   Deferred sales charge                                                                               1.45%(b)      $.145
   Creation and development fee                                                                        0.50%(c)      $.050
                                                                                                       _____         _____
   Maximum sales charge (including creation and development fee)                                       2.95%         $.295
                                                                                                       =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                        .320%(d)      $.0320
                                                                                                       =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                              .060%         $.0060
   Trustee's fee and other operating expenses                                                          .127%(f)      $.0127
   Acquired Fund fees and expenses                                                                     .278%(g)      $.0278
                                                                                                       _____         ______
    Total                                                                                              .465%         $.0465
                                                                                                       =====         ======

                                    Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that the Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

        1 Year        3 Years       5 Years       10 Years
        ______        _______       _______       ________
        $374          $934          $1,274        $2,613

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2017.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not an actual Trust operating expense, the Trust, and therefore Unit holders, will indirectly bear similar operating expenses of the Funds in which the Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Fund expenses disclosed in a Fund's most recent SEC filing but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying Fund shares were held directly.


                             Report of Independent
                       Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 6438

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 6438, comprising 40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18 (40/60 Strategic Allocation Portfolio, 1st Quarter 2017 Series) (the "Trust"), as of the opening of business on January 12, 2017 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on January 12, 2017, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 6438, comprising 40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18, (40/60 Strategic Allocation Portfolio, 1st Quarter 2017 Series) as of the opening of business on January 12, 2017 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 12, 2017

                            Statement of Net Assets

             40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438


   At the Opening of Business on the Initial Date of Deposit-January 12, 2017



                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                                  $2,775,254
Less liability for reimbursement to Sponsor for organization costs (3)                                                  (8,971)
Less liability for deferred sales charge (4)                                                                           (40,648)
Less liability for creation and development fee (5)                                                                    (14,016)
                                                                                                                    __________
Net assets                                                                                                          $2,711,619
                                                                                                                    ==========
Units outstanding                                                                                                      280,329
Net asset value per Unit (6)                                                                                        $    9.673
                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                               $2,803,287
Less maximum sales charge (7)                                                                                          (82,697)
Less estimated reimbursement to Sponsor for organization costs (3)                                                      (8,971)
                                                                                                                    __________
Net assets                                                                                                          $2,711,619
                                                                                                                    ==========

______________

                       NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of Common Stocks and ETFs. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of April 18, 2018.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $3,000,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0320 per Unit for the Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on April 20, 2017 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 20, 2017. If Unit holders redeem Units before June 20, 2017, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                            Schedule of Investments

             40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438


   At the Opening of Business on the Initial Date of Deposit-January 12, 2017



                                                                            Percentage                 Market     Cost of
Ticker Symbol and                                                           of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1)(3)                                         Offering Price  of Shares  Share      the Trust (2)
_____________________________________                                       _________       _______    ______     _________
COMMON STOCKS (40.02%):
Consumer Discretionary (6.14%):
AAN       Aaron's, Inc.                                                      0.07%             57     $  32.50   $  1,852
AEO       American Eagle Outfitters, Inc.                                    0.07%            123        15.11      1,859
BBY       Best Buy Co., Inc.                                                 0.13%             86        43.42      3,734
CAL       Caleres, Inc.                                                      0.07%             59        31.43      1,854
CAKE      The Cheesecake Factory Incorporated                                0.07%             31        60.04      1,861
PLCE      The Children's Place, Inc.                                         0.07%             18       103.50      1,863
COLM      Columbia Sportswear Company                                        0.13%             67        55.61      3,726
CTTAY     Continental AG (ADR) +                                             0.27%            179        41.17      7,369
CBRL      Cracker Barrel Old Country Store, Inc.                             0.14%             24       157.23      3,774
DRI       Darden Restaurants, Inc.                                           0.13%             51        72.89      3,717
DKS       Dick's Sporting Goods, Inc.                                        0.13%             69        54.10      3,733
DG        Dollar General Corporation                                         0.33%            126        73.42      9,251
DORM      Dorman Products, Inc. *                                            0.07%             27        69.94      1,888
FL        Foot Locker, Inc.                                                  0.13%             53        70.37      3,730
GIII      G-III Apparel Group, Ltd. *                                        0.07%             66        27.74      1,831
GME       GameStop Corp. (Class A)                                           0.07%             75        24.61      1,846
GM        General Motors Company                                             0.33%            244        37.95      9,260
GNTX      Gentex Corporation                                                 0.13%            180        20.66      3,719
GHC       Graham Holdings Company                                            0.06%              3       537.35      1,612
HMC       Honda Motor Co., Ltd. (ADR) +                                      0.27%            247        30.18      7,454
ISCA      International Speedway Corporation                                 0.07%             49        37.55      1,840
LCII      LCI Industries                                                     0.07%             17       110.10      1,872
LVMUY     LVMH Moet Hennessy Louis Vuitton SE (ADR) +                        0.27%            191        38.71      7,393
MHK       Mohawk Industries, Inc. *                                          0.33%             46       202.20      9,301
NKE       NIKE, Inc. (Class B)                                               0.33%            175        52.69      9,221
NSANY     Nissan Motor Co., Ltd. (ADR) +                                     0.27%            366        20.19      7,390
NVR       NVR, Inc. *                                                        0.12%              2     1,690.76      3,382
PVH       PVH Corp.                                                          0.13%             40        92.39      3,696
ROST      Ross Stores, Inc.                                                  0.34%            140        66.55      9,317
SKX       Skechers U.S.A., Inc. *                                            0.13%            147        25.24      3,710
TGT       Target Corporation                                                 0.33%            129        71.61      9,238
TM        Toyota Motor Corporation (ADR) +                                   0.27%             62       119.91      7,434
ULTA      Ulta Salon, Cosmetics & Fragrance, Inc. *                          0.33%             35       262.15      9,175
URBN      Urban Outfitters, Inc. *                                           0.07%             68        27.41      1,864
DIS       The Walt Disney Company                                            0.34%             85       109.44      9,302


                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438


   At the Opening of Business on the Initial Date of Deposit-January 12, 2017



                                                                            Percentage                  Market     Cost of
Ticker Symbol and                                                           of Aggregate    Number      Value per  Securities to
Name of Issuer of Securities (1)(3)                                         Offering Price  of Shares   Share      the Trust (2)
_____________________________________                                        _________       _______    ______     _________
COMMON STOCKS (CONT'D.):
Consumer Staples (5.12%):
ADM       Archer-Daniels-Midland Company                                     0.33%            209     $  44.01   $  9,198
CASY      Casey's General Stores, Inc.                                       0.13%             32       116.74      3,736
CHD       Church & Dwight Co., Inc.                                          0.13%             85        43.56      3,703
COST      Costco Wholesale Corporation                                       0.34%             58       161.54      9,369
CVS       CVS Health Corporation                                             0.33%            112        82.77      9,270
DF        Dean Foods Company                                                 0.07%             89        20.58      1,832
DPS       Dr Pepper Snapple Group, Inc.                                      0.33%            103        90.02      9,272
HAIN      The Hain Celestial Group, Inc. *                                   0.13%             92        40.17      3,696
HRL       Hormel Foods Corporation                                           0.33%            264        35.07      9,258
INGR      Ingredion Incorporated                                             0.13%             29       125.77      3,647
JJSF      J & J Snack Foods Corp.                                            0.07%             14       130.50      1,827
LRLCY     L'Oreal S.A. (ADR) +                                               0.27%            203        36.29      7,367
LANC      Lancaster Colony Corporation                                       0.13%             26       140.90      3,663
FIZZ      National Beverage Corp. *                                          0.07%             39        47.69      1,860
NSRGY     Nestle S.A. (ADR) +                                                0.26%            100        73.35      7,335
PG        The Procter & Gamble Company                                       0.33%            111        83.75      9,296
RAI       Reynolds American Inc.                                             0.33%            165        55.80      9,207
SAFM      Sanderson Farms, Inc.                                              0.07%             20        93.98      1,880
SEB       Seaboard Corporation *                                             0.14%              1     3,991.99      3,992
SPB       Spectrum Brands Holdings, Inc.                                     0.13%             31       120.29      3,729
SFM       Sprouts Farmers Market, Inc. *                                     0.07%             96        19.36      1,859
SYY       Sysco Corporation                                                  0.33%            168        55.29      9,289
TR        Tootsie Roll Industries, Inc.                                      0.07%             48        38.35      1,841
TSN       Tyson Foods, Inc. (Class A)                                        0.33%            150        61.46      9,219
UNFI      United Natural Foods, Inc. *                                       0.07%             39        48.35      1,886
WMK       Weis Markets, Inc.                                                 0.07%             28        65.45      1,833
WFM       Whole Foods Market, Inc.                                           0.13%            122        30.50      3,721
Energy (0.94%):
DRQ       Dril-Quip, Inc. *                                                  0.07%             29        63.35      1,837
RDS/A     Royal Dutch Shell Plc (ADR) +                                      0.27%            133        55.47      7,378
TOT       Total S.A. (ADR) +                                                 0.27%            144        51.21      7,374
VLO       Valero Energy Corporation                                          0.33%            138        67.08      9,257
Financials (4.14%):
AXAHY     AXA S.A. (ADR) +                                                   0.27%            289        25.74      7,437
BMO       Bank of Montreal +                                                 0.27%             99        75.01      7,426
BRK/B     Berkshire Hathaway Inc. (Class B) *                                0.33%             57       162.23      9,247
EGBN      Eagle Bancorp, Inc. *                                              0.07%             30        61.00      1,830


                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438


   At the Opening of Business on the Initial Date of Deposit-January 12, 2017



                                                                            Percentage                 Market      Cost of
Ticker Symbol and                                                           of Aggregate    Number     Value per   Securities to
Name of Issuer of Securities (1)(3)                                         Offering Price  of Shares  Share       the Trust (2)
_____________________________________                                       _________        _______    ______     _________
COMMON STOCKS (CONT'D.):
Financials (cont'd.):
ERIE      Erie Indemnity Company                                             0.13%             33     $ 111.59  $   3,682
FAF       First American Financial Corporation                               0.13%             99        37.38      3,701
FFIN      First Financial Bankshares, Inc.                                   0.07%             42        44.55      1,871
HIG       The Hartford Financial Services Group, Inc.                        0.33%            191        48.51      9,265
MMC       Marsh & McLennan Companies, Inc.                                   0.33%            137        67.44      9,239
MFA       MFA Financial, Inc. (4)                                            0.07%            234         7.80      1,825
MTG       MGIC Investment Corporation *                                      0.13%            359        10.32      3,705
PRI       Primerica, Inc.                                                    0.07%             26        72.25      1,879
PRU       Prudential Financial, Inc.                                         0.33%             87       106.49      9,265
RDN       Radian Group Inc.                                                  0.13%            207        17.89      3,703
STBA      S&T Bancorp, Inc.                                                  0.07%             49        38.56      1,889
SCGLY     Societe Generale (ADR) +                                           0.27%            754         9.84      7,419
SSREY     Swiss Re AG (ADR) +                                                0.27%            311        23.77      7,392
TKOMY     Tokio Marine Holdings, Inc. (ADR) +                                0.27%            176        41.83      7,362
TD        The Toronto-Dominion Bank +                                        0.27%            145        51.14      7,415
TRV       The Travelers Companies, Inc.                                      0.33%             79       117.65      9,294
Health Care (4.02%):
AET       Aetna Inc.                                                         0.33%             75       122.63      9,197
ABC       AmerisourceBergen Corporation                                      0.34%            115        81.53      9,376
ANTM      Anthem, Inc.                                                       0.34%             64       145.83      9,333
BAX       Baxter International Inc.                                          0.34%            198        46.99      9,304
BAYRY     Bayer AG (ADR) +                                                   0.27%             69       106.96      7,380
BIIB      Biogen Inc. *                                                      0.33%             32       287.11      9,188
CERN      Cerner Corporation *                                               0.34%            185        50.51      9,344
CHE       Chemed Corporation                                                 0.07%             11       164.41      1,809
ESRX      Express Scripts Holding Company *                                  0.33%            129        72.09      9,300
GMED      Globus Medical, Inc. (Class A) *                                   0.07%             70        26.76      1,873
ICUI      ICU Medical, Inc. *                                                0.06%             13       138.45      1,800
MGLN      Magellan Health, Inc. *                                            0.07%             24        77.95      1,871
MD        MEDNAX, Inc. *                                                     0.13%             53        70.30      3,726
NVO       Novo Nordisk A/S (ADR) +                                           0.27%            208        35.62      7,409
PRXL      PAREXEL International Corporation *                                0.13%             52        70.88      3,686
SNY       Sanofi (ADR) +                                                     0.27%            182        40.79      7,424
UNH       UnitedHealth Group Incorporated                                    0.33%             57       161.89      9,228
Industrials (5.61%):
ALK       Alaska Air Group, Inc.                                             0.13%             39        93.80      3,658
ALGT      Allegiant Travel Company                                           0.06%             10       180.40      1,804


                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438


   At the Opening of Business on the Initial Date of Deposit-January 12, 2017



                                                                            Percentage                  Market    Cost of
Ticker Symbol and                                                           of Aggregate     Number     Value per Securities to
Name of Issuer of Securities (1)(3)                                         Offering Price   of Shares  Share     the Trust (2)
_____________________________________                                        _________        _______    ______     _________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
AAL       American Airlines Group Inc.                                       0.33%            191      $ 48.64   $  9,290
CNI       Canadian National Railway Company +                                0.27%            105        70.50      7,403
DAL       Delta Air Lines, Inc.                                              0.34%            181        51.44      9,311
DGI       DigitalGlobe, Inc. *                                               0.07%             63        29.15      1,836
ETN       Eaton Corporation Plc +                                            0.27%            108        68.46      7,394
EME       EMCOR Group, Inc.                                                  0.13%             54        68.00      3,672
EXPD      Expeditors International of Washington, Inc.                       0.13%             69        53.67      3,703
FCN       FTI Consulting, Inc. *                                             0.07%             44        42.40      1,866
GATX      GATX Corporation                                                   0.07%             31        59.34      1,840
GD        General Dynamics Corporation                                       0.33%             52       177.07      9,208
HA        Hawaiian Holdings, Inc. *                                          0.07%             33        57.05      1,883
HNI       HNI Corporation                                                    0.07%             35        52.58      1,840
HON       Honeywell International Inc.                                       0.34%             79       118.01      9,323
JBHT      J.B. Hunt Transport Services, Inc.                                 0.14%             38        98.72      3,751
JBLU      JetBlue Airways Corporation *                                      0.13%            163        22.78      3,713
KNX       Knight Transportation, Inc.                                        0.07%             55        33.75      1,856
MAN       ManpowerGroup Inc.                                                 0.14%             41        91.75      3,762
NOC       Northrop Grumman Corporation                                       0.33%             40       231.55      9,262
ODFL      Old Dominion Freight Line, Inc. *                                  0.13%             43        87.08      3,744
OC        Owens Corning                                                      0.13%             72        51.70      3,722
RTN       Raytheon Company                                                   0.33%             63       146.25      9,214
RHI       Robert Half International Inc.                                     0.13%             76        49.23      3,741
SKYW      SkyWest, Inc.                                                      0.07%             51        36.80      1,877
LUV       Southwest Airlines Co.                                             0.33%            179        51.68      9,251
SAVE      Spirit Airlines, Inc. *                                            0.13%             66        56.08      3,701
SCS       Steelcase Inc.                                                     0.07%            110        16.85      1,853
TXT       Textron Inc.                                                       0.13%             74        49.98      3,699
TTC       The Toro Company                                                   0.13%             65        56.47      3,671
UNF       UniFirst Corporation                                               0.07%             14       133.15      1,864
UAL       United Continental Holdings, Inc. *                                0.33%            123        75.04      9,230
UFPI      Universal Forest Products, Inc.                                    0.07%             18       103.47      1,862
WERN      Werner Enterprises, Inc.                                           0.07%             68        27.05      1,839
Information Technology (5.89%):
ACN       Accenture Plc +                                                    0.27%             64       116.12      7,432
AEIS      Advanced Energy Industries, Inc. *                                 0.07%             33        57.41      1,895
GOOGL     Alphabet Inc. (Class A) *                                          0.33%             11       829.86      9,128
AMAT      Applied Materials, Inc.                                            0.34%            281        33.47      9,405


                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438


   At the Opening of Business on the Initial Date of Deposit-January 12, 2017




                                                                            Percentage                 Market     Cost of
Ticker Symbol and                                                           of Aggregate    Number     Value per  Securities to
Name of Issuer of Securities (1)(3)                                         Offering Price  of Shares  Share      the Trust (2)
_____________________________________                                        _________        _______    ______     _________
COMMON STOCKS (CONT'D.):
Information Technology (cont'd.):
ARW       Arrow Electronics, Inc. *                                          0.13%             50     $  73.60   $  3,680
AVT       Avnet, Inc.                                                        0.13%             79        46.95      3,709
AVX       AVX Corporation                                                    0.07%            114        16.31      1,859
BHE       Benchmark Electronics, Inc. *                                      0.07%             60        31.05      1,863
CAJ       Canon Inc. (ADR) +                                                 0.27%            257        28.83      7,409
CIEN      Ciena Corporation *                                                0.13%            152        24.39      3,707
CRUS      Cirrus Logic, Inc. *                                               0.13%             64        57.53      3,682
CTSH      Cognizant Technology Solutions Corporation *                       0.33%            163        57.01      9,293
COHR      Coherent, Inc. *                                                   0.13%             26       144.04      3,745
CVG       Convergys Corporation                                              0.07%             72        25.59      1,842
GLW       Corning Incorporated                                               0.33%            375        24.67      9,251
SATS      EchoStar Corporation (Class A) *                                   0.13%             71        52.41      3,721
EA        Electronic Arts Inc. *                                             0.34%            118        79.02      9,324
FB        Facebook, Inc. (Class A) *                                         0.34%             74       126.09      9,331
FNSR      Finisar Corporation *                                              0.07%             65        28.63      1,861
FSLR      First Solar, Inc. *                                                0.13%            106        35.00      3,710
IDCC      InterDigital, Inc.                                                 0.07%             20        91.40      1,828
JKHY      Jack Henry & Associates, Inc.                                      0.13%             41        89.28      3,660
LRCX      Lam Research Corporation                                           0.33%             85       108.99      9,264
NTGR      NETGEAR, Inc. *                                                    0.07%             33        56.25      1,856
NTDOY     Nintendo Co., Ltd. (ADR) + *                                       0.27%            272        27.47      7,472
POWI      Power Integrations, Inc.                                           0.07%             27        68.45      1,848
SANM      Sanmina Corporation *                                              0.07%             51        36.15      1,844
SWKS      Skyworks Solutions, Inc.                                           0.13%             47        78.41      3,685
SMCI      Super Micro Computer, Inc. *                                       0.07%             65        28.55      1,856
TECD      Tech Data Corporation *                                            0.07%             21        86.70      1,821
TXN       Texas Instruments Incorporated                                     0.34%            124        75.20      9,325
UBNT      Ubiquiti Networks, Inc. *                                          0.13%             64        58.41      3,738
VMW       VMware, Inc. *                                                     0.33%            113        82.10      9,277
Materials (1.39%):
AVY       Avery Dennison Corporation                                         0.13%             51        72.70      3,708
BERY      Berry Plastics Group, Inc. *                                       0.13%             73        50.87      3,714
DOW       The Dow Chemical Company                                           0.33%            159        58.26      9,263
EXP       Eagle Materials Inc.                                               0.13%             37        99.20      3,670
LPX       Louisiana-Pacific Corporation *                                    0.07%             94        19.68      1,850
LYB       LyondellBasell Industries N.V. +                                   0.27%             84        88.44      7,429

Page 11

                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438


   At the Opening of Business on the Initial Date of Deposit-January 12, 2017



                                                                            Percentage                 Market      Cost of
Ticker Symbol and                                                           of Aggregate     Number    Value per   Securities to
Name of Issuer of Securities (1)(3)                                         Offering Price   of Shares Share       the Trust (2)
_____________________________________                                       _________        _______    ______     _________
COMMON STOCKS (CONT'D.):
Materials (cont'd.):
SMG       The Scotts Miracle-Gro Company                                     0.13%             40     $  93.30   $  3,732
SON       Sonoco Products Company                                            0.13%             68        54.66      3,717
WOR       Worthington Industries, Inc.                                       0.07%             39        47.58      1,856
Real Estate (1.66%):
AVB       AvalonBay Communities, Inc. (4)                                    0.33%             53       175.17      9,284
DRH       DiamondRock Hospitality Company (4)                                0.07%            163        11.28      1,839
EQC       Equity Commonwealth (4) *                                          0.13%            122        30.27      3,693
EQR       Equity Residential (4)                                             0.33%            145        63.31      9,180
HST       Host Hotels & Resorts, Inc. (4)                                    0.13%            203        18.18      3,691
LHO       LaSalle Hotel Properties (4)                                       0.13%            122        30.10      3,672
PSA       Public Storage (4)                                                 0.33%             42       219.76      9,230
RLJ       RLJ Lodging Trust (4)                                              0.07%             77        23.72      1,826
INN       Summit Hotel Properties, Inc. (4)                                  0.07%            119        15.55      1,850
SHO       Sunstone Hotel Investors, Inc. (4)                                 0.07%            125        14.78      1,847
Telecommunication Services (2.14%):
T         AT&T Inc.                                                          0.33%            228        40.61      9,259
DTEGY     Deutsche Telekom AG (ADR) +                                        0.27%            427        17.29      7,381
NTT       Nippon Telegraph and Telephone Corporation (ADR) +                 0.27%            169        43.72      7,389
DCM       NTT DOCOMO, Inc. (ADR) +                                           0.27%            309        23.93      7,394
ORAN      Orange (ADR) +                                                     0.27%            477        15.47      7,379
TLSYY     Telstra Corporation Limited (ADR) +                                0.27%            379        19.53      7,402
USM       United States Cellular Corporation *                               0.13%             83        44.38      3,684
VZ        Verizon Communications Inc.                                        0.33%            177        52.46      9,285
Utilities (2.97%):
AEE       Ameren Corporation                                                 0.13%             71        52.20      3,706
ATO       Atmos Energy Corporation                                           0.13%             50        74.09      3,705
AVA       Avista Corporation                                                 0.07%             47        39.50      1,857
ED        Consolidated Edison, Inc.                                          0.33%            127        73.03      9,275
DTE       DTE Energy Company                                                 0.33%             94        98.41      9,251
ENLAY     Enel SpA (ADR) +                                                   0.27%          1,696         4.34      7,361
ES        Eversource Energy                                                  0.33%            168        55.06      9,250
HE        Hawaiian Electric Industries, Inc.                                 0.13%            111        33.52      3,721
IDA       IDACORP, Inc.                                                      0.13%             47        79.09      3,717
PNW       Pinnacle West Capital Corporation                                  0.13%             48        77.72      3,731
PEG       Public Service Enterprise Group Incorporated                       0.33%            210        44.04      9,248
SRE       Sempra Energy                                                      0.33%             91       102.13      9,294
XEL       Xcel Energy Inc.                                                   0.33%            227        40.69      9,237


                       Schedule of Investments (cont'd.)

             40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438


   At the Opening of Business on the Initial Date of Deposit-January 12, 2017



                                                                           Percentage                 Market      Cost of
Ticker Symbol and                                                          of Aggregate     Number    Value per   Securities to
Name of Issuer of Securities (1)                                           Offering Price   of Shares Share       the Trust (2)
_____________________________________                                      _________        _______    ______     _________
EXCHANGE-TRADED FUNDS (59.98%):
MINC     AdvisorShares Newfleet Multi-Sector Income ETF                      2.09%          1,196    $   48.60  $  58,126
LMBS     First Trust Low Duration Opportunities ETF (5)                      2.10%          1,114        52.28     58,240
FPE      First Trust Preferred Securities and Income ETF (5)                 2.70%          3,900        19.23     74,997
FTSL     First Trust Senior Loan Fund (5)                                    2.40%          1,367        48.66     66,518
HYLS     First Trust Tactical High Yield ETF (5)                             2.40%          1,365        48.74     66,530
SNLN     Highland/iBoxx Senior Loan ETF                                      2.70%          3,992        18.75     74,850
SHYG     iShares 0-5 Year High Yield Corporate Bond ETF                      2.40%          1,398        47.58     66,517
CLY      iShares 10+ Year Credit Bond ETF                                    2.70%          1,255        59.65     74,861
TLT      iShares 20+ Year Treasury Bond ETF                                  2.10%            477       122.16     58,270
CMBS     iShares CMBS ETF                                                    2.10%          1,134        51.42     58,310
LQD      iShares iBoxx $ Investment Grade Corporate Bond ETF                 2.39%            563       118.03     66,451
PFF      iShares U.S. Preferred Stock ETF                                    2.40%          1,747        38.19     66,718
PGF      PowerShares Financial Preferred Portfolio                           2.40%          3,619        18.43     66,698
BKLN     PowerShares Senior Loan Portfolio                                   2.70%          3,204        23.37     74,877
SRLN     SPDR Blackstone/GSO Senior Loan ETF                                 2.40%          1,399        47.56     66,536
JNK      SPDR Bloomberg Barclays High Yield Bond ETF                         2.70%          2,035        36.76     74,807
ITR      SPDR Bloomberg Barclays Intermediate Term Corporate
         Bond ETF                                                            2.10%          1,712        34.02     58,242
MBG      SPDR Bloomberg Barclays Mortgage Backed Bond ETF                    2.10%          2,215        26.34     58,343
SJNK     SPDR Bloomberg Barclays Short Term High Yield
         Bond ETF                                                            2.40%          2,387        27.87     66,526
IPE      SPDR Bloomberg Barclays TIPS ETF                                    2.10%          1,025        56.74     58,159
HYEM     VanEck Vectors Emerging Markets High Yield Bond ETF                 2.70%          3,089        24.24     74,877
VCIT     Vanguard Intermediate-Term Corporate Bond ETF                       2.40%            772        86.15     66,504
VCLT     Vanguard Long-Term Corporate Bond ETF                               2.70%            827        90.46     74,810
NFLT     Virtus Newfleet Multi-Sector Unconstrained Bond ETF                 2.70%          2,936        25.51     74,897
ELD      WisdomTree Emerging Markets Local Debt Fund                         2.10%          1,625        35.85     58,256
                                                                           _______                             __________
                    Total Investments                                      100.00%                             $2,775,254
                                                                           =======                             ==========

_____________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 11, 2017. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $2,777,352 and $2,098, respectively.

(3) Common Stocks of companies headquartered or incorporated outside the United States comprise approximately 8.09% of the investments of the Trust
(consisting of Australia, 0.27%; Canada, 0.81%; Denmark, 0.27%; France, 1.89%; Germany, 0.81%; Ireland, 0.54%; Italy, 0.27%; Japan, 2.16%; The Netherlands, 0.54% and Switzerland, 0.53%).

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 1.73% of the investments in the Trust.

(5) This Security is advised by First Trust Advisors L.P., an affiliate of the Sponsor.

+ This Security represents the common stock of a foreign company which trades through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

*  This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 6438, consists of a single portfolio known as 40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18 (40/60 Strategic Allocation Portfolio, 1st Quarter 2017 Series).

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of Common Stocks and ETFs with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks above-average total return. When you invest in the Trust you are purchasing a quality portfolio of attractive common stocks and fixed-income ETFs in one convenient purchase. We cannot guarantee that the Trust will achieve its objective or that the Trust will make money once expenses are deducted.

The composition of the Trust on the Initial Date of Deposit is as follows:

40/60 Strategic Allocation Portfolio

- Approximately 10.00% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 10.00% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 4.00% common stocks which comprise the Mid-Cap Growth Strategy;

- Approximately 4.00% common stocks which comprise the Mid-Cap Value Strategy;

- Approximately 2.00% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 2.00% common stocks which comprise the Small-Cap Value Strategy;

- Approximately 8.00% common stocks which comprise the International Strategy;
and

- Approximately 60.00% fixed-income Exchange-Traded Funds.

The Importance of Asset Allocation.

Perhaps the most important investment decision is not the specific investments that are selected, but it's the manner in which the assets are allocated. Asset allocation is the process of developing a diversified investment portfolio by combining different assets in varying proportions. Spreading capital across a range of investments within each major asset class makes your portfolio less dependent on the performance of any single type of investment. Studies have shown that the number one factor contributing to a portfolio's performance is asset class selection and not security selection.*

                            Contributing Factors to
                        Portfolio Performance Variation*

Factor                                         Impact
________________________________________________________
Asset Allocation Policy                         91.5%
Market Timing                                    1.8%
Security Selection                               4.6%
Other                                            2.1%

* Source: Gary P. Brinson, L. Randolph Hood, and Gilbert L. Beebower, July/August 1986; Gary P. Brinson, Brian D. Singer, and Gilbert L. Beebower, May/June 1991. Past performance is no guarantee of future results.

Why Diversify?

Diversification makes your portfolio less dependent on the performance of any single asset class. A study by Ibbotson Associates has shown that over the period 1996-2015 the performance of any given asset class can have drastic changes from year to year, making it nearly impossible, even for the most astute investors, to accurately predict the best combination of asset classes to maximize returns and minimize risk. It is important to keep in mind that diversification does not guarantee a profit or protect against loss.

The Relationship Between Risk and Return of Stocks & Bonds.

As risk increases in an investment portfolio so do the return expectations. Investors can manage their risk tolerance through asset allocation and by selecting investments that meet their risk/return expectations. Effective asset allocation requires combining assets with low correlations-that is, those that have performed differently over varying market conditions. Investing in assets with low to negative correlation can reduce the overall volatility and risk within your portfolio and may also help to improve portfolio performance.

Studies by Bloomberg Barclays Indices over the 30-year period from 1986-2015 found that as a portfolio's asset allocation mix shifts from 100% bonds to 100% stocks both the portfolio's average annual total return and standard deviation increase. Standard deviation is a measure of price variability. The higher the standard deviation, the greater the variability (and thus risk) of the investment returns.

Rebalance to Avoid Unnecessary Risk.

According to the College For Financial Planning, less than 45% of investors actively rebalance their portfolios after the initial allocation. Over time, the asset mix in a portfolio can begin to drift from its original allocation. If an asset class performs well for an extended period of time, it can grow to become a higher percentage of a portfolio and subsequently have a much higher impact on the intended overall risk and return of the portfolio going forward. Rebalancing can be a crucial element to helping reduce risk while ensuring a portfolio remains aligned with an investor's intended investment plan.

With the Strategic Allocation Portfolio, rebalancing is simple. When the Trust terminates, investors have the option to reinvest their proceeds, at a reduced sales charge, into a new, rebalanced and reconstituted portfolio. It is important to note that rebalancing may cause a taxable event unless Units of the Trust are purchased in an IRA or other qualified plan.

A Tactical Approach to Security Selection.

Because stock prices are subject to factors that can make them deviate from a company's true value, we believe evaluating each company based on time-tested fundamental measures is key to achieving a higher rate of long-term success. Our approach to selecting stocks is based on a proprietary rules-based selection process which is consistently applied to select the stocks for the Trust. This process embodies key elements of our investment philosophy by focusing on financial measures that are least susceptible to accounting distortions and erroneous corporate guidance.


When selecting stocks for the Trust we apply a model which analyzes large-cap, mid-cap, small-cap and international stocks to assess valuations based on multiple risk, value and growth factors. Our goal is to identify stocks which exhibit the fundamental characteristics that enable them to provide the greatest potential for capital appreciation. This process is unique and represents a critical point of differentiation from indexing and other management styles. Although the Common Stocks contained in the Trust meet the stated style and capitalization characterization as of five business days prior to the date of this prospectus, market fluctuations after that date may change a particular Common Stock's classification or result in a shift in the Trust's style or capitalization characterization.

The first step in our selection process is to establish a universe of stocks from which the portfolio will be selected. The universe is identified as of five business days prior to the Initial Date of Deposit and divided into seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.


The domestic universe is established by identifying the 3,000 largest U.S. stocks (excluding limited partnerships, royalty trusts, registered investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%) and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts/ADRs which trade on the over-the-counter market or are listed on a U.S. securities exchange.

We then rank the stocks within each of the seven universes based on a multi-factor model. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model

-Debt to equity

-Beta

-Earnings variability (measured by comparing a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line). Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model

-Price to book

-Price to cash flow

-Return on assets (for the trailing 12 months)

-3-month price appreciation

Growth Model

-Price to sales

-Price to cash flow

-Change in return on assets

-6-month price appreciation

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the Trust, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P's Global Industry Classification Standard. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to cash flow ratio is selected.

For the fixed-income portion of the Trust we include exchange-traded funds ("ETFs") which invest in fixed-income securities. Incorporating ETFs which invest in a broad range of fixed-income securities results in distinct portfolios with varying risk/reward profiles. ETFs provide investors with several benefits, including diversification, transparency, and tax efficiency, all of which align with the principles upon which our portfolios are based.

What is an ETF?

ETFs offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs combine the characteristics of a mutual fund with the convenience and trading flexibility of stocks. Below is a list of other ETF features.

- Diversification-ETFs hold a basket of securities which helps to mitigate single security risk. It is important to note that diversification does not guarantee a profit or protect against loss.

- Transparency-ETF holdings are available daily so investors know what they own.

- Tax Efficiency-The ETF structure allows for increased tax efficiency.

- Fully Invested-Unlike a traditional mutual fund, ETFs do not need to hold cash in order to satisfy investor redemptions which allows them to better adhere to their investment objective.

ETF Selection.

The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF, the current dividend yield of the ETF, the quality and character of the securities held by the ETF, and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs.

Exchange-Traded Funds. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

Please note that we applied the strategies which make up a portion of the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the Trust's Securities are selected.

The Securities were selected as of the strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust" have been excluded from the universe of securities from which the Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Common Stocks, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Common Stock's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Common Stocks in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                        Risk Factors

Principal Risks.

The following is a discussion of the principal risks of investing in the Trust.

Price Volatility. The Trust invests in ETFs and Common Stocks. The value of the Trust's Units will fluctuate with changes in the value of these Securities. The value of a security fluctuates for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. The United Kingdom vote to leave the European Union ("Brexit") and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on securities issued by European issuers difficult to predict. The election of a Republican president and a Republican-controlled Congress could result in significant changes to governmental policies, regulatory environments and other conditions, which are difficult to predict and could negatively impact certain of the issuers of the Securities held by the Trust. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, there is no assurance that this will continue in the future and no way to predict how quickly interest rates will rise once central banks change their current position. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Distributions. As stated under "Summary of Essential Information," the Trust will generally make monthly distributions of income. The Funds held by the Trust make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. There is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Exchange-Traded Funds. The Trust invests in shares of ETFs. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. The Trust and the underlying funds have management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the underlying funds. By investing in other funds, a Trust incurs greater expenses than you would incur if you invested directly in the funds.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Investment in Other Investment Companies Risk. Because the Trust holds Funds, Unit holders are subject to the risk that the securities selected by the Funds' investment advisors will underperform the markets, the relevant indices or the securities selected by other funds. Further, Funds may in the future invest in other types of securities which involve risk which may differ from those set forth below. In addition, because the Trust holds Funds, Unit holders bear both their proportionate share of the expenses of the Trust and, indirectly the expenses of the Funds. Certain of the Funds held by the Trust may invest a relatively high percentage of their assets in a limited number of issuers. As a result, these Funds may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.

Index Correlation Risk. Index correlation risk is the risk that the performance of an index-based ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some index-based ETFs use a technique called "representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Growth Investing Risk. Certain of the Funds held by the Trust hold common stocks issued by companies which, based upon their higher than average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Funds held by the Trust hold common stocks issued by companies which, based upon their lower than average price/book ratios, are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These common stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Investment Style. Although the Common Stocks contained in the Trusts meet the stated style, capitalization, and investment objective of the Trusts as of the date the Securities were selected, market fluctuations after this date may change a particular Common Stocks' classification. Common Stocks will not generally be removed from the Trusts as a result of market fluctuations.

Common Stocks. A percentage of the Trust consists of Common Stocks and certain of the Funds held by the Trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Floating-Rate Securities. Certain of the Funds held by the Trust invest in floating-rate securities. A floating-rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in an interest rate benchmark. As a result, the yield on such a security will generally decline in a falling interest rate environment, causing the Trust to experience a reduction in the income it receives from such securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of this investment and the value of the Units.


High-Yield Securities. Certain of the Funds held by the Trust invest in securities rated below investment grade by one or more rating agencies (high-yield securities or "junk" bonds). High-yield securities held by Funds represent approximately 25.85% of the underlying assets of the Trust. High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.


High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Investment Grade Securities. Certain of the Funds held by the Trust invest in investment grade securities. The value of these securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.


Mortgage-Backed Securities. Certain of the Funds held by the Trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Funds', and therefore the Trust's, returns because the Funds may have to reinvest that money at lower prevailing interest rates.


Preferred Securities. Certain of the Funds held by the Trust invest in preferred stocks. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

REITs. Certain of the Common Stocks held by the Trust are, and certain of the Funds held by the Trust invest in, REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Senior Loan Securities ("Senior Loans"). Certain of the Funds held by the
Trust invest in Senior Loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment in Senior Loans involves risk that the borrowers under Senior Loans may default on their obligations to pay principal or interest when due. Although Senior Loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior Loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on Funds investing in Senior Loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior Loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. See "Risk Factors-High-Yield Securities" for a description of the risks involved in investing in below investment grade securities. In addition, the amount of public information available on Senior Loans is generally less extensive than that available for other types of assets.

Foreign Securities. Certain of the Common Stocks held by the Trust are securities, and certain of the Funds held by the Trust invest in securities, issued by foreign entities, which makes the Trust subject to more risks than if it only invested in domestic securities and Funds which invest solely in domestic securities. A foreign security is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.


Emerging Markets. Certain of the Funds held by the Trust invest in securities issued by companies headquartered in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.


Small and/or Mid Capitalization Companies. Certain of the Common Stocks held by the Trust are issued by, and certain of the Funds held by the Trust invest in, small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Interest Rate Risk. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trust will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. A bond's call price could be less than the price the Fund paid for the bond and could be below the bond's par value. This means a Fund could receive less than the amount paid for the bond and may not be able to reinvest the proceeds in securities with as high a yield as the called bond. A Fund may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Fund.

Extension Risk. If interest rates rise, certain obligations may be paid off by the obligor at a slower rate than expected, which will cause the value of such obligations to fall.

Leverage Risk. Certain of the Funds held by the Trust may employ the use of leverage in their portfolios. Leverage may be structural leverage, through borrowings or the issuance of preferred stock, or effective leverage, which results from a Fund's investment in derivative instruments that are inherently leveraged. While leverage often serves to increase the yield of a Fund, this leverage also subjects the Fund to increased risks, including the likelihood of increased volatility and the possibility that the Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Market Risk. Market risk is the risk that the value of the Securities held by the Trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a Securities' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments.

Prepayment Risk. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the Trust's investments. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Reynolds American Inc., or the industries represented by these issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Trust's investments.


Additional Risks.

The following is a discussion of additional risks of investing in the Trust.


Business Development Companies ("BDCs"). Certain of the Funds held by the Trust invest in BDCs. BDCs invest in and lend to private middle-market businesses. BDCs are publicly-traded mezzanine/private equity funds that are subject to regulatory oversight by the SEC. BDCs are unique in that at least 70% of their investments must be made to private U.S. businesses that do not have marginable securities and they are required to provide managerial assistance to portfolio companies. An investment in BDCs is subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding the funds or their underlying investments change. BDCs are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value.

Convertible Securities. Certain of the Funds held by the Trust invest in convertible securities. Convertible securities are bonds, preferred stocks, and other securities that pay interest or dividends and are convertible into common stocks. As such, convertible securities have some characteristics of both bonds and common stocks. Like a bond (or some preferred stocks), a convertible security typically pays a fixed rate of interest (or dividends) and promises to repay principal at a given date in the future. However, an investor can exchange the convertible security for a specific number of shares of the issuing company's common stock at a "conversion price" specified at the time the convertible security is issued. Companies that issue convertible securities often do not have high credit ratings. In addition, the credit rating of a company's convertible securities is typically lower than the rating of the company's conventional debt securities, because convertibles are normally considered junior or subordinate securities. Convertible securities are predominantly high-yield securities. Convertible securities are typically issued at prices which represent a premium to their conversion value. Accordingly, the value of the convertible security increases (or decreases) as the price of the underlying common stock increases (or decreases). Convertible securities typically pay income yields that are higher than the dividend yields of the issuer's common stock, but lower than the yields of the issuer's debt securities.

In general, a convertible security performs more like a stock when the underlying common stock's price is closer to the conversion price of the convertible security (because it is assumed that it will be converted into the stock) and more like a bond when the underlying common stock's price is significantly lower than the convertible security's conversion price (because it is assumed that it will not be converted). For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than common stocks. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

While all markets are prone to change over time, the generally high rate at which convertible securities are retired (through conversion or redemption) and replaced with newly issued convertible securities causes the convertible securities market to change more rapidly than other markets. Due to the smaller, less liquid market for convertible securities, the bid-offer spread on such securities is generally greater than it is for investment grade bonds, and the purchase or sale of such securities may take longer to complete. Moreover, convertible securities with innovative structures, such as mandatory conversion securities and equity-linked securities, have increased the sensitivity of this market to the volatility of the equity markets and to the special risks of those innovations. No one can guarantee that a liquid trading market will exist for any convertible security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

Derivative Instruments. Certain of the Funds held by the Trust invest in derivative instruments, the performance of which is derived from the performance of a reference security, index, currency, or interest rate. Derivative instruments, including options, swaps, caps, floors, collars, futures and forwards, can be used to hedge a Fund's investment in other securities or for investment purposes. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of the derivatives. The ability to successfully use derivatives depends on a Fund investment advisor's ability to predict pertinent market movements, which cannot be assured, and may result in losses greater than if they had not been used. Derivatives are also subject to counterparty risk. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of the Funds held by the Trust may decline. The derivatives markets are a focus of recent legislation. The extent and impact of such regulation is not yet known. Recent legislation may make derivatives more costly, may limit the availability of derivatives and may affect the value or performance of derivatives.

Limited Duration Bonds. Certain of the Funds held by the Trust invest in limited duration bonds. Limited duration bonds are subject to interest rate risk, which is the risk that the value of a security will fall if interest rates increase. While limited duration bonds are generally subject to less interest rate sensitivity than longer duration bonds, there can be no assurance that interest rates will not rise during the life of the Trust.

Money Market Securities. Certain of the Funds held by the Trust invest in money market or similar securities as a defensive measure when the Fund's investment advisor anticipates unusual market or other conditions. If market conditions improve while a Fund has temporarily invested some or all of its assets in high quality money market securities, the potential gain from the market upswing may be reduced, thus limiting the Fund's opportunity to achieve its investment objective.

Municipal Bonds. Certain of the Funds held by the Trust invest in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Fund and would therefore impact the price of both the Securities and the Units.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

Certain of the Funds held by the Trust may invest in insured municipal bonds. Insurance guarantees the timely payment, when due, of all principal and interest on the insured securities. Such insurance is effective so long as the insured security is outstanding and the insurer remains in business. Insurance relates only to the particular security and not to the Units offered hereby or to their market value. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future. Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.


Short Sales Risk. A Fund may engage in "short sale" transactions. A Fund will lose value if the security or instrument that is the subject of a short sale increases in value. A Fund also may enter into a short derivative position through a futures contract. If the price of the security or derivative that is the subject of a short sale increases, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to a third party in connection with the short sale. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.


Subprime Residential Mortgage Loans. Certain of the Funds held by the Trust invest in subprime residential mortgage loans. "Subprime" mortgage loans refer to mortgage loans that have been originated using underwriting standards that are less restrictive than the underwriting requirements used as standards for other first and junior lien mortgage loan purchase programs, such as the programs of Fannie Mae and Freddie Mac. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories (including outstanding judgments or prior bankruptcies), mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgaged property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified.

Due to current economic conditions, including fluctuating interest rates and declining home values, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

Treasury Inflation-Protected Securities ("TIPS"). Certain of the Funds held by the Trust invest in TIPS. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

U.S. Treasury Obligations. Certain of the Funds held by the Trust invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown.


                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from April 20, 2017 through June 20, 2017. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

If you invest               Your maximum       Dealer
(in thousands):*            sales charge       concession
                            will be:           will be:
_________________________________________________________
$50 but less than $100         2.70%            2.00%
$100 but less than $250        2.45%            1.75%
$250 but less than $500        2.20%            1.50%
$500 but less than $1,000      1.95%            1.25%
$1,000 or more                 1.40%            0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of the Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of the Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt /ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales(in millions)                    Additional
                                            Concession
_____________________                       ___________
$25 but less than $100                      0.050%
$100 but less than $150                     0.075%
$150 but less than $250                     0.100%
$250 but less than $500                     0.115%
$500 but less than $750                     0.125%
$750 but less than $1,000                   0.130%
$1,000 but less than $1,500                 0.135%
$1,500 but less than $2,000                 0.140%
$2,000 but less than $3,000                 0.150%
$3,000 but less than $4,000                 0.160%
$4,000 but less than $5,000                 0.170%
$5,000 or more                              0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.

Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Funds. The Bank of New York Mellon may act as custodian, fund accountant and/or transfer agent for the underlying Funds and may receive compensation for such services.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                         Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of the Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case for example, with some capital gains attributable to the REITs included in the Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes whether the taxes are imposed at the Trust level or imposed on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions from the Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of the Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

The Trust's portfolio has been selected on the basis of total return potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into the New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Account Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

      Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $320 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2015, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $68,871,801.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trust; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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                                First Trust(R)

            40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18
                                    FT 6438

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                   Trustee:

                          The Bank of New York Mellon

                              101 Barclay Street
                           New York, New York 10286
                                 800-813-3074
                             24-Hour Pricing Line:
                                 800-446-0132
                            ________________________

  Please refer to the "Summary of Essential Information" for the Product Code.

  When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


             - Securities Act of 1933 (file no. 333-214999) and

             - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                                Internet site at
                              http://www.sec.gov.

                    To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                               January 12, 2017


              PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44

                                First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 6438 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 12, 2017. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Risk Factors
   Securities                                                   1
   Common Stocks                                                1
   Preferred Stocks                                             2
   Trust Preferred Securities                                   2
   REITs                                                        3
   ETFs                                                         4
   Closed-End Funds                                             5
   Business Development Companies                               5
   Convertible Securities                                       6
   Fixed-Income Securities                                      8
   High-Yield Securities                                        9
   Senior Loans                                                10
   Subprime Residential Mortgage Loans                         10
   TIPs                                                        11
   Foreign Issuers                                             11
   Emerging Markets                                            12
   Small and/or Mid Capitalization Companies                   12
Litigation
   Tobacco Industry                                            13
Common Stocks                                                  14
   Large-Cap Growth Strategy Stocks                            14
   Large-Cap Value Strategy Stocks                             16
   Mid-Cap Growth Strategy Stocks                              18
   Mid-Cap Value Strategy Stocks                               19
   Small-Cap Growth Strategy Stocks                            21
   Small-Cap Value Strategy Stocks                             23
   International Strategy Stocks                               24

Risk Factors

Securities. The Securities in the Trust may represent common stock ("Common Stocks"), preferred stock ("Preferred Stocks"), trust preferred securities ("Trust Preferred Securities"), real estate investment trusts ("REITs"), exchange-traded funds ("ETFs"), closed-end funds ("Closed-End Funds") and/or business development companies. As such, an investment in Units of the Trust should be made with an understanding of the risks of investing in such Securities.

Common Stocks. An investment in common stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the common stocks or the general condition of the relevant stock market may worsen, and the value of the common stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Preferred Stocks. An investment in preferred stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the Units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Trust Preferred Securities. An investment in trust preferred securities should be made with an understanding of the risks which such an investment entails. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

REITs. An investment in REITs should be made with an understanding of the risks which such an investment entails. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of REITs and their ability to pay dividends may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

Issuers of REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

ETFs. An investment in ETFs should be made with an understanding of the risks which such an investment entails. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective.
ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indexes, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Closed-End Funds. An investment in closed-end funds should be made with an understanding of the risks which such an investment entails. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Business Development Companies. An investment in business development companies should be made with an understanding of the risks which such an investment entails. Business development companies' portfolios are managed and their shares are generally listed on a securities exchange. Business development companies are closed-end funds which have elected to be treated as business development companies. The net asset value of business development company shares will fluctuate with changes in the value of the underlying securities which the business development company fund owns. In addition, for various reasons business development company shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Business development companies' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those business development company shares which were purchased by the Trust at a premium. In the unlikely event that a business development company converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain business development companies may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the business development companies in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business development companies may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Convertible Securities. The following section applies to individual Trusts which contain Securities which invest in convertible securities. Convertible securities include convertible subordinated debentures and corporate bonds ("Convertible Bonds") and cumulative convertible preferred stocks ("Convertible Preferred Stocks"). Convertible securities contain a conversion privilege which, under specified circumstances, offers the holder the right to exchange such security for common stock of the issuing corporation. Convertible Bonds obligate the issuing company to pay a stated annual rate of interest (or a stated dividend in the case of Convertible Preferred Stocks) and to return the principal amount after a specified period of time. The income offered by convertible securities is generally higher than the dividends received from the underlying common stock, but lower than similar quality non-convertible debt securities. Convertible securities are usually priced at a premium to their conversion value, i.e., the value of the common stock received if the holder were to exchange the convertible security.

The holder of the convertible security may choose at any time to exchange the convertible security for a specified number of shares of the common stock of the corporation, or occasionally a subsidiary company, at a specified price, as defined by the corporation when the security is issued. Accordingly, the value of the convertible obligation may generally be expected to increase (decrease) as the price of the associated common stock increases (decreases). Also, the market value of convertible securities tends to be influenced by the level of interest rates and tends to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible securities rank senior to common stocks in an issuer's capital structure, but are junior to non-convertible debt securities. As convertible securities are considered junior to any non-convertible debt securities issued by the corporation, convertible securities are typically rated by established credit ratings agencies at one level below the rating on such corporation's nonconvertible debt.

Convertible securities are hybrid securities, combining the investment characteristics of both bonds and common stock. Like a bond (or preferred stock), a convertible security pays interest at a fixed rate (dividend), but may be converted into common stock at a specified price or conversion rate.

When the conversion price of the convertible security is significantly above the price of the issuer's common stock, a convertible security takes on the risk characteristics of a bond. At such times, the price of a convertible security will vary inversely with changes in the level of interest rates. In other words, when interest rates rise, prices of convertible securities will generally fall; conversely, when interest rates fall, prices of convertible securities will generally rise. This interest rate risk is in part offset by the income paid by the convertible securities.

In contrast, when the conversion price of a convertible security and the common stock price are close to one another, a convertible security will behave like a common stock. In such cases, the prices of convertible securities may exhibit the short-term price volatility characteristic of common stocks.

For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than fully invested common stock portfolios. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

The market for convertible securities includes a larger proportion of small- to medium-size companies than the broad stock market (as measured by such indices as the Standard & Poor's 500 Composite Stock Price Index). Companies which issue convertible securities are often lower in credit quality, typically rated below "Investment Grade." Moreover, the credit rating of a company's convertible issuance is generally lower than the rating of the company's conventional debt issues since the convertible security is normally a "junior" security. Securities with such ratings are considered speculative, and thus pose a greater risk of default than investment grade securities.

High-risk securities may be thinly traded, which can adversely affect the prices at which such securities can be sold and can result in high transaction costs. Judgment plays a greater role in valuing high risk securities than securities for which more extensive quotations and last sale information are available. Adverse publicity and changing investor perceptions may affect the ability of outside price services to value securities.

During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of debt to serve their payment obligations, meet projected goals, or obtain additional financing may be impaired.

Convertible securities are subject to the risk that the financial condition of the issuers of the convertible securities or the general condition of the stock market or bond market may worsen and the value of the convertible securities and therefore the value of the Units may decline. Convertible securities may be susceptible to general stock market movements and to increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Convertible
Preferred Stocks are also subject to Congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the corporate investors who can take advantage of the deduction. Such reductions also might adversely affect the value of preferred stocks in general. Holders of preferred stocks have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, senior preferred stocks of, such issuers. Convertible Preferred Stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income (since dividends on a preferred stock must be declared by the issuer's Board of Directors) or provide the same degree of protection of capital as do debt securities. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. The issuance of additional debt securities or senior preferred stock will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Convertible Preferred Stocks in the Funds may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit. Holders of Convertible Preferred Stocks incur more risk than holders of debt obligations because preferred stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of or holders of debt obligations issued by the issuer.

Convertible Bonds are typically subordinated debentures and, therefore, the claims of senior creditors must be settled in full before any payment will be made to holders of Convertible Bonds in the event of insolvency or bankruptcy. Senior creditors typically include all other long-term debt issuers and bank loans. Convertible Bonds do, however, have a priority over common and preferred stock. Investors in Convertible Bonds pay for the conversion privilege by accepting a significantly lower yield-to-maturity than that concurrently offered by non-convertible bonds of equivalent quality.

Whether or not the convertible securities are listed on a national securities exchange, the principal trading market for the convertible securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the convertible securities may depend on whether dealers will make a market in the convertible securities. There can be no assurance that a market will be made for any of the convertible securities, that any market for the convertible securities will be maintained or of the liquidity of the convertible securities in any markets made.

Issues of Convertible Bonds and Convertible Preferred Stocks generally provide that the convertible security may be liquidated, either by a partial scheduled redemption pursuant to a sinking fund or by a refunding redemption pursuant to which, at the option of the issuer, all or part of the issue can be retired from any available funds, at prices which may or may not include a premium over the involuntary liquidation preference, which generally is the same as the par or stated value of the convertible security. In general, optional redemption provisions are more likely to be exercised when the convertible security is valued at a premium over par or stated value than when they are valued at a discount from par or stated value. Generally, the value of the convertible security will be at a premium over par when market interest rates fall below the coupon rate.

Fixed-Income Securities. The following section applies to individual Trusts which contain Securities which invest in fixed-income securities. Fixed-income securities, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the securities and the value of the underlying Trust portfolio being reduced.

Fixed-income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

Fixed-income securities may be original issue discount securities or zero coupon securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original discount security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Fixed-income securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. To the extent that the securities were purchased at a price higher than the price at which they are redeemed, this will represent a loss of capital.

Certain fixed-income securities may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a security issue is redeemed, at or before maturity, by the proceeds of a new security issue. A security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

High-Yield Securities. The following section applies to individual Trusts which contain Securities which invest in high-yield securities. An investment in high-yield securities should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of high-yield securities will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally. High-yield securities are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Securities in the Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the Securities in the Trust in payment under the defaulted security may not be reflected in the value of the Securities until actually received by the Securities and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.

Senior Loans. The following section applies to individual Trusts which contain Securities which invest in Senior Loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by Securities in Senior Loans involves risk that the borrowers under Senior Loans may default on their obligations to pay principal or interest when due. Although Senior Loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior Loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on Securities investing in Senior Loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior Loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on Senior Loans is generally less extensive than that available for other types of assets.

Subprime Residential Mortgage Loans. The following section applies to individual Trusts which contain Securities which invest in subprime residential mortgage loans. An investment in subprime residential mortgage loans should be made with an understanding of the risks which such an investment entails, including increased credit risks and the risk that the value of subprime residential mortgage loans will decline, and may decline precipitously, with increases in interest rates. In a high interest rate environment, the value of subprime residential mortgage loans may be adversely affected when payments on the mortgages do not occur as anticipated, resulting in the extension of the mortgage's effective maturity and the related increase in interest rate sensitivity of a longer-term investment. The value of subprime mortgage loans may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. Due to current economic conditions, including fluctuating interest rates and declining home values, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in Securities which hold subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

TIPS. The following section applies to individual Trusts which contain Securities which invest in TIPs. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain Securities issued by, or invest in securities from certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.


Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Common Stocks

The following information describes the Common Stocks selected through the application of each of the Strategies which comprise a portion of the Trusts as described in the prospectus.

                       Large-Cap Growth Strategy Stocks


Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

American Airlines Group Inc., headquartered in Fort Worth, Texas, through its subsidiaries, operates mainline and regional aircrafts in the airline industry. The company provides scheduled passenger, freight and mail airline service throughout North America and internationally.

AmerisourceBergen Corporation, headquartered in Chesterbrook, Pennsylvania, is a wholesale distributor of pharmaceuticals and related health care services to a variety of health care providers.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Biogen Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company primarily engages in the research, development, manufacture of targeted therapies for the treatment of neurodegenerative diseases, hematologic conditions and autoimmune disorders.

Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located internationally.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise.

Dr Pepper Snapple Group, Inc., headquartered in Plano, Texas, operates as a brand owner, manufacturer and distributor of non-alcoholic beverages in the United States, Canada and Mexico. The company's products include carbonated and non-carbonated soft drinks, teas, juices and mixers.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

Facebook, Inc. (Class A), headquartered in Menlo Park, California, operates as a social networking company worldwide.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company with operations in four business segments: aerospace, combat systems, information and technology, and marine systems. The company primarily serves the defense and the business aviation markets.

Honeywell International Inc., headquartered in Morris Plains, New Jersey, is a diversified manufacturing and technology company serving various industries. The company's products include aerospace equipment and services, turbochargers, security technologies, specialty chemicals and energy efficiency solutions.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse" and "Hurley."

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, is a security company providing advanced technology in aerospace systems, electronic systems and information systems. The company's products include but are not limited to aircraft, laser systems, microelectronics, satellite communications, as well as various military defense systems supporting national intelligence.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Public Storage, headquartered in Glendale, California, is a real estate investment trust specializing in mini warehouses and self-service storage facilities. The company also has properties used in other industrial and commercial operations.

Raytheon Company, headquartered in Waltham, Massachusetts, is a technology company which specializes in defense and other government markets on a global basis. The company's products include electronics, sensing capabilities, mission systems integration and mission support systems.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Southwest Airlines Co., headquartered in Dallas, Texas, provides single class air transportation characterized by frequent, high quality service at affordable prices. The company mainly serves short-haul city pairs, targeting the business commuter as well as leisure traveler.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

Ulta Salon, Cosmetics & Fragrance, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer that provides prestige, mass, and salon products; and salon services in the United States.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is a diversified health and well-being company that provides services in the United States and internationally. The company provides benefit plans and services for employers of all sizes and for individuals, pharmacy services and programs, claims processing and patient support programs.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

VMware, Inc., headquartered in Palo Alto, California, provides virtualization infrastructure software solutions and related support and services in the United States and internationally.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts, and consumer products. The company also operates broadcast and cable television networks, radio networks and publishing operations.


                        Large-Cap Value Strategy Stocks


Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Health Care, Group Insurance and Large Case Pensions segments. The company offers medical, dental, pharmaceutical, group life, disability, behavioral health and medical management plans.

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

AvalonBay Communities, Inc., headquartered in Arlington, Virginia, is a self-managed real estate investment trust that owns, develops and operates multi-family communities. The company's properties are located in the Northeast, Mid-Atlantic, New York/New Jersey metro area, Pacific Northwest, and California.

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, technologies and services used in the health care field. The company's products are used in the treatment of immune disorders, hemophilia, kidney disease and other chronic or acute conditions.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products. The company also operates a freight rail transportation business and a group of utility and energy generation and distribution businesses.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides business and consulting process services and information technology. The company also offers full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Consolidated Edison, Inc., headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Corning Incorporated, headquartered in Corning, New York, together with its subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

CVS Health Corporation, headquartered in Woonsocket, Rhode Island, is a drugstore chain specializing in prescription drugs, over-the-counter drugs, photofinishing services and film, greeting cards, beauty and cosmetics, convenience foods and seasonal merchandise.

Delta Air Lines, Inc., headquartered in Atlanta, Georgia, provides scheduled air transportation for passengers and cargo. The company operates in the United States and internationally.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials, agricultural products and other specialized products and services marketed worldwide. The company produces primarily raw materials used in the manufacture of products.

DTE Energy Company, headquartered in Detroit, Michigan, is a diversified energy company that develops and manages energy-related businesses and services nationwide. The company, through its subsidiaries, generates, distributes, transmits, purchases and sells electric energy in southeastern Michigan. The company is also involved in gas pipelines and storage, unconventional gas exploration, development, and production.

Equity Residential, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in the acquisition, disposition, ownership, management and operation of multifamily properties.

Eversource Energy, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

Express Scripts Holding Company, headquartered in St. Louis, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and health care management services. The company provides services to managed care organizations, employers, union-sponsored benefit plans and insurance carriers.

General Motors Company, headquartered in Detroit, Michigan, designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

The Hartford Financial Services Group, Inc., headquartered in Hartford, Connecticut, writes commercial property and casualty insurance, personal automobile and homeowners coverages and a variety of life insurance plans; and reinsures third-party risks. The company's strategy is to focus on five core areas: life insurance, reinsurance, commercial lines property-casualty insurance, personal lines property-casualty insurance, and international operations.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits. The company sells its products worldwide.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures flooring for residential and commercial applications internationally. The company provides products in the following categories: carpet, ceramic, and laminate and wood.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, is a public utility holding company. Through its subsidiaries, the company generates, transmits, distributes and sells electric energy. The company also produces and distributes natural gas in the Mid-Atlantic and Northeastern United States.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is the parent company for R.J. Reynolds Tobacco Company, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage." The company also offers, through its subsidiaries, smokeless tobacco and e-cigarette products.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas & Electric Company and Southern California Gas Company. The company, together with its subsidiaries, provides electric and gas service to San Diego and southern Orange Counties.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods. The company also produces flour and corn tortillas, taco shells and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

United Continental Holdings, Inc., headquartered in Chicago, Illinois, through its subsidiary, United Airlines, Inc., provides transportation of persons, property and mail in the United States and internationally.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.

                        Mid-Cap Growth Strategy Stocks


Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Avery Dennison Corporation, headquartered in Glendale, California, manufactures pressure-sensitive materials and specialty adhesives for labels, product identification and control systems, as well as office products and accessories.

Berry Plastics Group, Inc., headquartered in Evansville, Indiana, through its subsidiaries, manufactures and distributes plastic products and containers. Some of the company's products include agricultural film, moisture control products for buildings, closures, disposable cutlery, drop cloths, flexible packaging, overcaps, tapes, tubes, bottles, drink cups, lids, and trash bags.

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

Ciena Corporation, headquartered in Hanover, Maryland, designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiber optic telecommunications networks. The company also provides a range of engineering, furnishing and installation services. The company's systems alleviate capacity constraints in high traffic, long distance fiber optic routes without requiring installation of new fiber.

Cirrus Logic, Inc., headquartered in Austin, Texas, manufactures integrated circuits for the personal computer, consumer and industrial markets. The company offers products and technologies for multimedia, wireless and wireline communications, magnetic hard disk and CD-ROM storage, and data acquisition applications.

Coherent, Inc., headquartered in Santa Clara, California, is engaged in the design, manufacture and sale of lasers, laser systems, precision optics and related accessories. The company's products are used in scientific research and government programs, microelectronics, inspection and testing equipment, and semiconductor manufacturing.

Cracker Barrel Old Country Store, Inc., headquartered in Lebanon, Tennessee, is engaged in the operation of the "Cracker Barrel Old Country Store" chain of restaurants throughout the United States. The restaurants offer a variety of breakfast, lunch and dinner options, along with a general store for the purchase of retail items.

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the brand names "The Olive Garden," "Bahama Breeze," "LongHorn Steakhouse" and "The Capital Grille," among others.

Dick's Sporting Goods, Inc., headquartered in Coraopolis, Pennsylvania, is a sporting goods retailer that operates stores primarily in the eastern and central United States. The company's stores offer a broad selection of brand name sporting goods equipment, apparel, and footwear.

Eagle Materials Inc., headquartered in Dallas, Texas, a holding company, produces various basic construction products used in residential, industrial, commercial and infrastructure applications in the United States. The company's operations include the mining of limestone and the production of cement, the mining of gypsum and the manufacture of gypsum wallboard, and the production of crushed stone, sand and gravel.

Erie Indemnity Company, headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of Erie Insurance Exchange in the United States.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Foot Locker, Inc., headquartered in New York, New York, is a global retailer of athletic footwear and apparel, operating primarily mall-based stores in North America, Europe and Australia.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, manufactures and markets products developed with electro-optic technology. Products include automatic dimming rearview mirrors and fire safety products. The company markets its products globally.

Ingredion Incorporated, headquartered in Westchester, Illinois, together with its subsidiaries, produces a large variety of food ingredients and industrial products derived from the processing of corn and other starch-based materials

(such as tapioca and yucca). The company operates in North America, South America, Asia Pacific, Europe, the Middle East and Africa.

J.B. Hunt Transport Services, Inc., headquartered in Lowell, Arkansas, provides a variety of motor transport and logistics services throughout the United States, Canada and Mexico. The company transports a variety of products, including automotive parts, department store merchandise, food and beverages, paper and wood products, plastics and chemicals.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

Lancaster Colony Corporation, headquartered in Columbus, Ohio, operates in three retail business segments: specialty foods, glassware and candles, and automotive.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier transporting primarily less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

PAREXEL International Corporation, headquartered in Waltham, Massachusetts, provides contract research, medical marketing, consulting and technology products and services to pharmaceutical, biotechnology and medical device industries.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

The Scotts Miracle-Gro Company, headquartered in Marysville, Ohio, supplies consumer products for lawn and garden care, with a full range of products such as fertilizers, lawn food products, plant foods, soil and garden tools.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a wireless semiconductor company focused on radio frequency and complete semiconductor system solutions for mobile communications applications.

Sonoco Products Company, headquartered in Hartsville, South Carolina, manufactures high-value tubes, cores, and cones, and provides packaging materials and services used by a variety of industries in their winding and converting processes.

Spectrum Brands Holdings, Inc., headquartered in Middleton, Wisconsin, manufactures batteries, pet food and lawn care products. The company produces alkaline, rechargeable and hearing-aid batteries, pet foods, insecticides and herbicides.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

Ubiquiti Networks, Inc., headquartered in San Jose, California, offers a portfolio of wireless networking products and solutions for service providers and enterprises. The company's products and solutions include high performance radios, antennas and management tools designed to provide carrier class performance for wireless networking.


                         Mid-Cap Value Strategy Stocks


Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company. The company's primary subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

Arrow Electronics, Inc., headquartered in Centennial, Colorado, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in the Midwest and Southeast. The company also owns natural gas storage and pipeline assets.

Avnet, Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise networks, computer equipment and embedded subsystems.

Best Buy Co., Inc., headquartered in Richfield, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.

EchoStar Corporation (Class A), headquartered in Englewood, Colorado, is a manufacturer of broadcast satellite antennas and receivers. The company also offers commercial satellite services.

EMCOR Group, Inc., headquartered in Norwalk, Connecticut, is a mechanical and electrical construction and facilities services firm, providing services to a range of commercial, industrial, utility and institutional customers in the United States, the United Kingdom and internationally. The company's products and services include generators, fire alarms and security systems, clean-room ventilation systems and outage services to industrial plants.

Equity Commonwealth, headquartered in Chicago, Illinois, is a self-managed real estate investment trust that owns and leases commercial office buildings and senior housing properties throughout the United States.

First American Financial Corporation, headquartered in Santa Ana, California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

First Solar, Inc., headquartered in Tempe, Arizona, provides solar energy solutions worldwide. The company designs, manufactures and sells solar modules as well as providing project management, engineering and construction for solar power systems.

The Hain Celestial Group, Inc., headquartered in Lake Success, New York, together with its subsidiaries, manufactures, distributes and sells natural and organic products in the United States and internationally. The company offers a variety of grocery products, including beverages, canned goods, frozen meals and desserts, snack products, personal care products and more.

Hawaiian Electric Industries, Inc., headquartered in Honolulu, Hawaii, is a holding company with its principal subsidiaries engaged in electric utility and banking businesses operating primarily in Hawaii.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. The company provides its services in Idaho, Nevada and Oregon.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

ManpowerGroup Inc., headquartered in Milwaukee, Wisconsin, provides employment services in the United States, France, Europe, the Middle East, Africa, Italy, Australia, Japan, Mexico, Argentina, Canada and Asia.

MEDNAX, Inc., headquartered in Sunrise, Florida, is a provider of physician management services for hospital-based maternal-fetal, neonatal, pediatric intensive care and pediatric cardiology specialties.

MGIC Investment Corporation, headquartered in Milwaukee, Wisconsin, is a holding company that provides private mortgage insurance coverage in the United States to the home mortgage lending industry through Mortgage Guaranty Insurance Corporation.

Owens Corning, headquartered in Toledo, Ohio, provides insulation, roofing, siding, basement and acoustic systems for building and remodeling, composites solutions and asphalt.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to nearly all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

PVH Corp., headquartered in New York, New York, is a vertically integrated manufacturer, marketer and retailer of men's, women's and children's apparel and footwear. The company's branded portfolio includes "Calvin Klein," "Tommy Hilfiger," "Olga," "IZOD" and "Speedo."

Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its subsidiaries, provides private mortgage insurance coverage on residential mortgage loans. The company operates in the United States.

Seaboard Corporation, headquartered in Merriam, Kansas, operates as an agribusiness and transportation company that primarily engages in the production and processing of pork. The company also mills flour and feed, farms produce, produces sugar, merchandises commodities, and generates electric power overseas.

Skechers U.S.A., Inc., headquartered in Manhattan Beach, California, designs and markets contemporary footwear for men, women and children. The company sells its products through department stores, specialty retailers and through its own retail stores.

Spirit Airlines, Inc., headquartered in Miramar, Florida, provides low-fare passenger airline services throughout the United States, the Caribbean and Latin America. The company offers a low base fare combined with a range of optional services for a fee.

Textron Inc., headquartered in Providence, Rhode Island, is a multi-industry company. Through its subsidiaries, the company engages in the manufacture of commercial and military aircraft, specialized vehicles, vehicle parts, power and industrial tools and business and military simulation training.

United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.

Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of organic and natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements. The company has stores located in the United States, Canada and the United Kingdom.


                       Small-Cap Growth Strategy Stocks


Advanced Energy Industries, Inc., headquartered in Fort Collins, Colorado, designs, manufactures, sells and supports power conversion and control products that transform power into various usable forms. The company's systems are used by semiconductor and flat panel display manufacturers and other industrial manufacturing equipment that utilize gaseous plasmas to deposit or etch thin film layers on materials such as silicon and glass.

Allegiant Travel Company, headquartered in Las Vegas, Nevada, is a leisure travel company providing low frequency scheduled passenger services from small cities to leisure destinations in the United States. The company focuses on the leisure traveler and only sells directly to the traveler.

American Eagle Outfitters, Inc., headquartered in Pittsburgh, Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, outerwear, footwear, and accessories.

The Cheesecake Factory Incorporated, headquartered in Calabasas Hills, California, operates upscale, full-service, casual dining restaurants under the name "The Cheesecake Factory" in 11 states and Washington, D.C. The company also operates a self-service, limited menu "express" operation at DisneyQuest in Orlando, Florida and a bakery production facility.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair-and-maintenance-service industry under the names "Roto-Rooter" and "Service America Network Inc."

The Children's Place, Inc., headquartered in Secaucus, New Jersey, is a specialty retailer of apparel and accessories for children from newborn to 12 years of age. The company designs, sources and markets its products under "The Children's Place" brand name for sale exclusively in its stores.

Dean Foods Company, headquartered in Dallas, Texas, manufactures and distributes both company-branded and private label milk and related dairy products, including ice cream, sour cream, cottage cheese and dips. The company delivers the majority of their products in refrigerated trucks that they own or lease.

Dorman Products, Inc., headquartered in Colmar, Pennsylvania, supplies original equipment dealer automotive replacement parts, fasteners and service line products primarily for the automotive aftermarket. Products are sold under various private label and brand names and are distributed worldwide.

Eagle Bancorp, Inc., headquartered in Bethesda, Maryland, acts as a bank holding company for EagleBank which provides commercial and consumer banking services. The company serves offices in Maryland, Virginia and Washington, D.C.

Finisar Corporation, headquartered in Sunnyvale, California, develops and manufactures gigabit-rate fiber optic systems and components for high-speed serial data communications. The company's fiber optic systems include transmitters, receivers, transceivers, transponders and active optical cables that provide the interface for communication networks.

First Financial Bankshares, Inc., headquartered in Abilene, Texas, through its subsidiaries, offers various commercial banking services in Texas.

Globus Medical, Inc. (Class A), headquartered in Audubon, Pennsylvania, together with its subsidiaries, designs, develops and markets medical devices. The company focuses on products associated with spinal disorders and utilizes innovative fusion or disruptive technologies.

Hawaiian Holdings, Inc., headquartered in Honolulu, Hawaii, through its subsidiary, Hawaiian Airlines, Inc., engages in the scheduled air transportation of passengers and cargo between the Hawaiian Islands and the United States, the South Pacific, Australia, New Zealand and Asia.

HNI Corporation, headquartered in Muscatine, Iowa, is a provider of office furniture and hearth products primarily through dealers, wholesalers and retail superstores. The company operates throughout the United States and Canada.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in infusion therapy, oncology and critical care applications.

InterDigital, Inc., headquartered in Wilmington, Delaware, specializes in the architecture, design and delivery of wireless technology and product platforms.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures, distributes and markets nutritional snack foods and frozen beverages nationally to the food service and retail supermarket industries.

Knight Transportation, Inc., headquartered in Phoenix, Arizona, is a short-to-medium haul, dry van truckload carrier of general commodities.

LCI Industries, headquartered in Elkhart, Indiana, supplies an array of components for recreational vehicles and manufactured homes through its wholly owned subsidiaries. The company serves markets in the United States and abroad.

Louisiana-Pacific Corporation, headquartered in Nashville, Tennessee, together with its subsidiaries, is principally engaged in the manufacture and distribution of building products used primarily in new home construction, repair and remodeling and manufactured housing. The company sells its products to distributors and wholesalers in the United States and internationally.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

NETGEAR, Inc., headquartered in San Jose, California, engages in the design, development, and marketing of networking products for small business and residential users worldwide.

Power Integrations, Inc., headquartered in San Jose, California, designs, develops and markets proprietary, high-voltage analog integrated circuits for use in AC-to-DC power conversion and regulating output voltage and/or current. The company's products are used in mobile phones, computers, appliances, electronic utility meters and similar applications.

Primerica, Inc., headquartered in Duluth, Georgia, is a distributor of financial products to clients in the United States and Canada. The company's target audience is middle income households. The company underwrites term life insurance policies and also distributes mutual funds, annuities, and other financial products primarily on behalf of third parties.

Sprouts Farmers Market, Inc., headquartered in Phoenix, Arizona, is a specialty retailer of fresh, natural and organic food in the United States. The company's stores sell produce, bulk foods, vitamins, groceries, meat and seafood, deli and bakery products, dairy, frozen foods, liquor and natural health, body care and household products.

Steelcase Inc., headquartered in Grand Rapids, Michigan, is the world's largest manufacturer and provider of office furniture, office furniture systems and related products and services.

Tootsie Roll Industries, Inc., headquartered in Chicago, Illinois, together with its subsidiaries, is engaged in the manufacture and sale of confectionery products. The majority of the company's products are sold under registered trademarks such as "Tootsie Roll," "Charms," "Junior Mints" and "Charleston Chew."

Universal Forest Products, Inc., headquartered in Grand Rapids, Michigan, through its subsidiaries, designs, manufactures, treats and distributes lumber products for retail, industrial and construction markets. The company also produces wood-alternative products.

Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, is a lifestyle specialty retail company that engages in the retail and wholesale of general consumer products. The company operates retail stores under the "Urban Outfitters," "Anthropologie" and "Free People" brands, among others.

Worthington Industries, Inc., headquartered in Columbus, Ohio, operates as a diversified steel processor that focuses on steel processing and manufactured metals products internationally.


                        Small-Cap Value Strategy Stocks


Aaron's, Inc., headquartered in Atlanta, Georgia, operates as a specialty retailer of consumer electronics, computers, residential and office furniture, household appliances and accessories. The company has both company-owned and franchise locations throughout the United States and Canada.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United States and western Canada.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

Benchmark Electronics, Inc., headquartered in Angleton, Texas, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

Caleres, Inc., headquartered in St. Louis, Missouri, operates retail stores and wholesales footwear worldwide for men, women and children. The company-owned brands include "Dr. Scholl's," "LifeStride," "Naturalizer" and "Fergalicious."

Convergys Corporation, headquartered in Cincinnati, Ohio, is a provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients.

DiamondRock Hospitality Company, headquartered in Bethesda, Maryland, is a self-advised real estate investment trust that owns and operates upscale hotels and resorts in North America. The company also invests in premium hotel properties in various urban settings such as Atlanta, Boston, Chicago, Los Angeles and New York City.

DigitalGlobe, Inc., headquartered in Westminster, Colorado, provides commercial earth imagery products and solutions. The company collects its imagery products and services via its three high-resolution imagery satellites.

Dril-Quip, Inc., headquartered in Houston, Texas, manufactures offshore drilling and production equipment. The company's equipment consists of subsea, surface, and offshore rig equipment for use by oil and gas companies throughout the world. The company also provides installation and reconditioning services, as well as running tool rental.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

G-III Apparel Group, Ltd., headquartered in New York, New York, engages in the design, manufacture, import and marketing of outerwear and sportswear for men and women in the United States.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars. The company also arranges and services the financing of equipment and other capital assets and provides logistics and supply chain services.

Graham Holdings Company, headquartered in Arlington, Virginia, is a diversified media organization. The company's operations include newspaper publishing, television broadcasting, educational services and magazine publishing.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

Magellan Health, Inc., headquartered in Scottsdale, Arizona, is engaged in the delivery of behavioral healthcare treatment services. Services are provided through a network of third-party treatment providers, which includes psychologists, psychiatric hospitals, psychiatrists and residential treatment centers.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

RLJ Lodging Trust, headquartered in Bethesda, Maryland, operates as an independent equity real estate investment trust. The company invests primarily in premium-branded, focused-service, and compact full-service hotels located in urban and densely populated suburban areas.

S&T Bancorp, Inc., headquartered in Indiana, Pennsylvania, operates as the holding company for the S&T Bank, which offers various commercial banking and other financial services to individual and corporate customers.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Summit Hotel Properties, Inc., headquartered in Austin, Texas, is a real estate investment trust engaged in the acquisition, repositioning and selling of premium-branded hotels. The company focuses on the upscale and midscale segments of the U.S. lodging industry.

Sunstone Hotel Investors, Inc., headquartered in Aliso Viejo, California, operates as a self-managed and self-administered real estate investment trust. The company is engaged in the ownership, acquisition, sale, management and renovation of hotel properties in the United States.

Super Micro Computer, Inc., headquartered in San Jose, California, designs, produces and markets high-efficiency server solutions based on modular and open-standard architecture. The company offers servers, memory, disc drives, network devices and server management software. The company markets its products internationally.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in North America, South America, Europe, the Middle East and Africa. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and specialized protective work wear clothing in the United States, Canada and Europe. The company also provides first aid cabinet services and other safety supplies.

United Natural Foods, Inc., headquartered in Providence, Rhode Island, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York and West Virginia. The company utilizes a loyalty card program which allows customers to receive discounts, promotions and rewards.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce. The company operates in two segments, Truckload Transportation Services and Value Added Services.


                         International Strategy Stocks


Accenture Plc, headquartered in Dublin, Ireland, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech; Financial Services; Products and Services; Resources; and Government.

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Bank of Montreal, headquartered in Montreal, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

Bayer AG (ADR), headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal health care products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.

Canadian National Railway Company, headquartered in Montreal, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the development, manufacturing and sale of imaging technology solutions. The company's products include digital cameras and camcorders, inkjet printers, commercial photo printers, image scanners, photocopy machines and broadcast equipment. In addition, the company's imaging technology has applications in various industries, such as radiology systems and flat panel display equipment.

Continental AG (ADR), headquartered in Hanover, Germany, provides products and services to the global automotive industry. The company's products include brake systems, chassis components, electronic systems, tires and software solutions.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, together with its subsidiaries, provides integrated telecommunication services worldwide. The company also offers fixed-network services, sells terminal equipment and other hardware products, and provides mobile voice and data services to consumers and business customers.

Eaton Corporation Plc, headquartered in Dublin, Ireland, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Enel SpA (ADR), headquartered in Rome, Italy, produces, distributes and sells electricity and natural gas across Europe, Russia, North America and Latin America.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

L'Oreal S.A. (ADR), headquartered in Clichy, France, along with its subsidiaries, creates and sells various cosmetics products for men and women.

LVMH Moet Hennessy Louis Vuitton SE (ADR), headquartered in Paris, France, is a luxury goods company whose business activities are divided into five business groups: Wines and Spirits; Perfumes and Cosmetics; Watches and Jewelry; Fashion and Leather Goods; and Selective Retailing.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, together with its subsidiaries, manufactures and markets chemicals and polymers worldwide. The company's products are used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-compatible entertainment systems.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Nissan Motor Co., Ltd. (ADR), headquartered in Yokohama, Japan, is engaged in the manufacture and marketing of automotive and marine equipment and related parts. The company has production facilities in many countries and also provides financing services.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

NTT DOCOMO, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services, including cellular phones, satellite and mobile communication and wireless LAN networks. The company also provides optical-fiber broadband and Internet access services.

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Sanofi (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Societe Generale (ADR), headquartered in Paris, France, provides commercial, retail, investment and private banking services as well as other financial services. The company offers services to individuals, professionals, companies and financial institutions in several countries worldwide.

Swiss Re AG (ADR), headquartered in Zurich, Switzerland, is a wholesale provider of reinsurance, insurance and insurance-based financial market products. The company's products include life, health, automobile, liability, accident, engineering, marine and aviation insurance.

Telstra Corporation Limited (ADR), headquartered in Melbourne, Australia, is a telecommunications and media company, formerly state-owned. The company is the largest provider of both local and long distance telephone services, mobile services, dial-up, wireless, DSL and cable internet access in Australia.

Tokio Marine Holdings, Inc. (ADR), headquartered in Tokyo, Japan, together with its subsidiaries, provides property and casualty, and life insurance products in Japan and the Americas.

The Toronto-Dominion Bank, headquartered in Toronto, Canada, and its subsidiaries, provide retail and commercial banking, wealth management and wholesale banking products and services in the United States, Canada and internationally.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits

                                      S-1

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 6438, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on January 12, 2017.

                                         FT 6438


                                         By       FIRST TRUST PORTFOLIOS L.P.
                                                  Depositor




                                         By       Elizabeth H. Bull
                                                  Senior Vice President



                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


   Name                   Title*                                    Date
   ----                   -----                                     ----

  James A. Bowen    Director of The Charger Corporation,    ) January 12, 2017
                    the General Partner of First Trust      )
                    Portfolios L.P.                         )
                                                            )
                                                            )
                                                            ) Elizabeth H. Bull
                                                            ) Attorney-in-Fact**




* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.


** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                                      S-3


              CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

       We consent to the use in this Amendment No. 1 to Registration Statement No. 333-214999 on Form S-6 of our report dated January 12, 2017, relating to the financial statement of FT 6438, comprising 40/60 Strategic Allocation Port. 1Q '17 - Term 4/18/18 (40/60 Strategic Allocation Portfolio, 1st Quarter 2017 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
January 12, 2017

                                      S-4

                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust
          Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 6438 and certain subsequent Series, effective January 12, 2017 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust
          Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4       Copy  of  Articles  of  Incorporation  of The Charger Corporation, the
          general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                                      S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1       Opinion of counsel as to legality of securities being registered.

4.1       Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

                                      S-7